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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.____)*

                              Hubbell Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    443510102
             -------------------------------------------------------
                                 (CUSIP Number)

 Richard W. Davies, 584 Derby Milford Rd., Orange, CT 06477 Phone (203) 799-4230
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   May 6, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                         Page 2 of 5



CUSIP No. 443510102
          ---------

________________________________________________________________________________

     1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only)

         Richard W. Davies
        ------------------------------------------------------------------------
________________________________________________________________________________

     2. Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)
            --------------------------------------------------------------------
        (b)  X
            --------------------------------------------------------------------
________________________________________________________________________________

     3. SEC Use Only
                     -----------------------------------------------------------
________________________________________________________________________________

     4. Source of Funds (See Instructions)  Not applicable
                                           -------------------------------------
________________________________________________________________________________

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e)
                           -----------------------------------------------------
________________________________________________________________________________

     6. Citizenship or Place of Organization  United States of America
                                             -----------------------------------
________________________________________________________________________________

Number of      7. Sole Voting Power  24,394
Shares                             ---------------------------------------------
Beneficially  __________________________________________________________________
Owned by
Each           8. Shared Voting Power  4,696,384
Reporting                             ------------------------------------------
Person        __________________________________________________________________
With
               9. Sole Dispositive Power  24,394
                                         ---------------------------------------
              __________________________________________________________________

              10. Shared Dispositive Power  4,696,384
                                           -------------------------------------
________________________________________________________________________________

    11. Aggregate Amount Beneficially Owned by Each Reporting Person  4,720,778
                                                                     -----------
________________________________________________________________________________

    12. Check if the Aggregate Amount in row (11) Excludes Certain Shares
        (See Instructions)
                           -----------------------------------------------------
________________________________________________________________________________

    13. Percent of Class Represented by Amount in Row (11)  48.8
                                                           ---------------------
________________________________________________________________________________

    14. Type of Reporting Person (See Instructions)

         IN
        ------------------------------------------------------------------------

        ------------------------------------------------------------------------

        ------------------------------------------------------------------------

        ------------------------------------------------------------------------

        ------------------------------------------------------------------------
________________________________________________________________________________

                    STATEMENT PURSUANT TO RULE 13d-1 OF THE
                    GENERAL RULES AND REGULATIONS UNDER THE
                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


Item 1. Security and Issuer

The title of the class of equity securities to which this statement relates is:

                 Class A Common Stock, par value $.01 per share.

The name and address of the principal executive offices of the issuer of such securities is:

                              Hubbell Incorporated
                              584 Derby Milford Road
                              P.O. Box 549
                              Orange, CT 06477

Item 2. Identity and Background

The name of the person filing is Richard W. Davies, as a trustee under a Trust Indenture dated September 2, 1957 made by Louie E. Roche (the "Roche Trust") and trustee under a Trust Indenture dated August 23, 1957 made by Harvey Hubbell (the "Hubbell Trust").

Mr. Davies' business address is 584 Derby Milford Road, Orange, CT 06477, and his principal occupation is Vice President, General Counsel and Secretary of Hubbell Incorporated.

Mr. Davies has not during the last five years either (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Davies is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable; see Item 4 below.

Item 4. Purpose of Transaction

On May 6, 2002, Mr. Davies became a trustee of the Roche and Hubbell Trusts which currently hold an aggregate of 4,590,080 shares of Hubbell Class A Common Stock.

Item 5. Interest in Securities of the Issuer

The total number of shares of Class A Common Stock beneficially owned (as defined in Rule 13d-3 under the Act) by Mr. Davies, as of May 6, 2002, is 4,720,778, which is comprised of (i) 2,734,240 shares held as co-trustee under the Roche Trust as to which he has shared voting and investment power; (ii) 1,855,840 shares held as co-trustee under the Hubbell Trust as to which he has shared voting and investment power; (iii) 106,304 shares held as co-trustee under The Harvey Hubbell Foundation as to which he has shared voting and investment power; and (iv) 24,394 shares of which he is the record and beneficial owner. The aggregate Class A Common shares beneficially owned by Mr. Davies represent approximately 48.81% of the total outstanding shares of Class A Common Stock (based upon 9,672,000 Class A Common shares reported in Hubbell Incorporated's Form 10-Q for the quarter ended March 31,
2002).

The total number of shares of Class B Common Stock beneficially owned (as defined in the Act) by Mr. Davies, as of May 6, 2002 is 136,731, which is comprised of (i) 29,358 shares held as co-trustee under The Harvey Hubbell Foundation as to which he has shared voting and investment power; (ii) 25,083 shares held as record and beneficial owner (including 2,370 shares held indirectly as custodian for his minor child under the UGMA of Connecticut); and
(iii) stock options currently exercisable under the Company's 1973 Stock Option Plan for Key Employees to purchase 82,290 Class B Common shares. The aggregate Class B Common shares beneficially owned by Mr. Davies represent approximately 0.28% of the total outstanding shares of Class B Common Stock (based upon 49,372,000 Class B Common shares reported in Hubbell Incorporated's Form 10-Q for the quarter ended March 31, 2002).

Voting and investment power with respect to the shares of Class A Common Stock held by the Roche and Hubbell Trusts is shared with Mr. G. J. Ratcliffe, whose business address is 584 Derby Milford Road, Orange, Connecticut, 06477, and Mr. Andrew McNally IV, whose business address is 333 North Michigan Avenue, Suite 501, Chicago, IL 60601. The principal occupation of Mr. Ratcliffe is Chairman of the Board of Hubbell Incorporated and of Mr. McNally is senior principal of Hammond, Kennedy, Whitney & Company, Inc. and a partner of River Road Capital Partners.

Voting and investment power with respect to the shares of Class A and Class B Common Stock held by The Harvey Hubbell Foundation is shared with Mr. Ratcliffe and Mr. Timothy H. Powers, whose business address is 584 Derby Milford Road, Orange, Connecticut 06477. The principal occupation of Mr. Powers is President and Chief Executive Officer of Hubbell Incorporated.

To the knowledge of Mr. Davies, Messrs. Ratcliffe, McNally and Powers have not during the last five years either (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Messrs. Ratcliffe, McNally and Powers are citizens of the United States of America.

The beneficiaries of the Roche Trust are the issue of Harvey Hubbell and their spouses.

The beneficiaries of the Hubbell Trust are the issue of Harvey Hubbell.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable; see Item 5, above.

Item 7. Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

       Dated: May 16, 2002                          /s/ Richard W. Davies
                                          --------------------------------------
                                                     Richard W. Davies